Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-27359, 33-35243, 333-25299, 333-49525, and 333-122726 on Forms S-8 of our reports dated December 8, 2004, except for Note 1 - Discontinued Operations, as to which the date is January 11, 2006 (which reports express an unqualified opinion and include an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on November 1, 2002), relating to the consolidated financial statements and financial statement schedule of Roanoke Electric Steel Corporation, appearing in and incorporated by reference in the Annual Report on Form 10-K of Roanoke Electric Steel Corporation for the year ended October 31, 2005.

/s/ Deloitte & Touche LLP
Raleigh, North Carolina
January 11, 2006